

August 19, 2010

Nelson José Jamel
Chief Financial Officer
American Beverage Company-AMBEV
Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 Sao Paulo, SP
Federative Republic of Brazil

> **Re: American Beverage Company-AMBEV**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed April 11, 2010**
> **Supplemental Response**
> **Filed July 29, 2010**
> **File No. 001-15194**

Dear Mr. Jamel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 16F – Change in Registrant's Certifying Accountant, page 142

1. We reviewed your response to our prior comment two. Please amend to provide disclosure consistent with your response with respect to the dismissal date of your former independent accountant.

2. We reviewed your response to our prior comment three. Please amend to clearly disclose whether there were any disagreements with your independent accountants during the two most recent fiscal years and subsequent period through the date of dismissal as required by Item 16F(a)(1)(iv) of Form 20-F.

3. In connection with the comments above, please provide an updated letter from your former
    independent accountant relating to your revised disclosures with any amendments to your
    Form 20-F. Refer to Item 16F(3) of Form 20-F.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

General

Note 7 – Special Items, F-35

4. We reviewed your response to our prior comment six. It appears that you based the R$239.4
    million gain related to the Labatt perpetual license on an independent valuation received.
    With regard to your conclusion on the fair value of the Labatt perpetual license, please
    address the following:
    •   Provide us with a detailed discussion of the specific assets that were sold to KPS Capital
        Partners, LP ("KPS") by Anheuser-Busch InBev N.V./S.A. ("A-B InBev") for proceeds
        of $54 million (approximately R$125 million).
    •   Tell us how much consideration you received directly from KPS and A-B InBev for this
        transaction and explain how you concluded that the aggregate proceeds represent
        consideration for the perpetual license.
    •   Tell us why you believe the independent valuation you received for your perpetual
        license was a better indicator of fair value than the consideration paid by a third party for
        a group of assets that included the perpetual license.
    •   Tell us how your relationship with A-B InBev (73.99% voting interest and 61.87%
        economic interest) impacted the accounting treatment of this transaction.
    •   Provide us with a courtesy copy of the license agreement indemnification entered into
        with A-B InBev.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

       You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin S. Kim, Staff Attorney, at (202) 551-3297 or John Reynolds, Assistant Director, at (202) 551-3790 with any other questions.

       Sincerely,

       Tia Jenkins
       Senior Assistant Chief Accountant

Fax: +55 (11) 2122-1529